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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Six Months Ended June 30, 2016	2015	2014	2013	2012	2011
	(in thousands of $)
Earnings:
Net income (losses) before income tax	60,543	178,352	179,688	156,272	136,567	95,442
Add: Fixed charges	35,077	74,486	60,413	55,934	47,665	28,219

	95,620	252,838	240,101	212,206	184,232	123,661
Add: Amortization of capitalized interest	174	348	348	348	273	168
Less: Interest capitalized	0	0	0	0	(1,757)	(1,861)

Total earnings	95,794	253,187	240,450	212,555	182,748	121,968

Fixed charges:
Interest expensed and capitalized	32,499	69,709	55,944	51,383	46,456	27,230
Amortization and write-off of capitalized expenses relating to indebtedness	2,578	4,777	4,469	4,551	1,209	989

Total fixed charges	35,077	74,486	60,413	55,934	47,665	28,219

Ratio of earnings to fixed charges	2.73	3.40	3.98	3.80	3.83	4.32

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges